FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1 -	NAME AND ADDRESS OF COMPANY

Rubicon Minerals Corporation (“Rubicon”)

1540 - 800 West Pender Street

Vancouver, British Columbia

V6C 2V6

ITEM 2 -	DATE OF MATERIAL CHANGE

May 18, 2007

ITEM 3 -	NEWS RELEASE

Press release was issued May 22, 2007 over CNW Newswire.

ITEM 4 -	SUMMARY OF MATERIAL CHANGE

On May 18, 2007, Rubicon closed its $15 million financing and acquisitions of mineral interests in Alaska, Nevada and Utah, as announced in press releases dated February 26, 2007 and March 1, 2007, and issued a total of 61,428,564 common shares pursuant to such transactions.

ITEM 5 -	FULL DESCRIPTION OF MATERIAL CHANGE

On February 25, 2007, Rubicon entered into a Letter Agreement (“Letter Agreement”) with Evanachan Limited (“Evanachan”), McEwen Capital Corporation (“McEwen Capital”) and Lexam Explorations Inc. (“Lexam”) wherein Rubicon agreed to acquire a 513,000 acre land package from Evanachan and McEwen Capital in the area of the world-class Pogo gold mine in Alaska (“Alaska Properties”) for approximately $22 million and acquire a 225,000 acre land position in northeast Nevada and Utah (the “Nevada Properties”) from Lexam and its indirectly wholly-owned subsidiary, Lexam Explorations U.S.A. Inc. (“Lexam USA”) for approximately $6 million, payable in shares of Rubicon. Evanachan, Lexam and McEwen Capital are each controlled by Robert McEwen (“McEwen”), former Chairman and CEO of Goldcorp Inc.

McEwen, through the companies he controls, also agreed to acquire a major stake in Rubicon through the purchase by way of private placement of a minimum of $10 million in units of Rubicon (each, a “Unit”), and agreed to place on a best-efforts basis up to an additional $5 million, for a total of $15 million (the “Offering”). Each Unit consisted of one common share of Rubicon and one-half of one transferable warrant, with each whole warrant (a “Warrant”) entitling the holder to purchase one common share of Rubicon for a price of $1.50 for two years from the date of issuance.

On May 14, 2007, the shareholders of Rubicon approved the transactions, including the Offering, the acquisition of the Alaska Properties and the Nevada Properties, and the change of control to McEwen. On May 18, 2007, the transactions closed and Rubicon issued 21,428,564 common shares and 10,714,271 Warrants pursuant to the Offering. Rubicon also issued 31,428,571 common shares to Evanachan for the Alaska Properties (acquired through the purchase of two companies owned by Evanachan, McEwen Capital and Evanachan (Alaska) Ltd., which own the Alaska Properties) and 8,571,429 shares to Lexam USA for the Nevada Properties, all at a deemed value of $0.70 per share. At closing, the Letter Agreement was superseded by a definitive agreement attached hereto as a Schedule (“Definitive Agreement”).

Other terms of the Definitive Agreement include:

•	McEwen has agreed to act as strategic advisor to management of Rubicon for a minimum period of two years from closing of the Offering and acquisitions;

•	McEwen will have a right of first refusal to participate pro rata in all debt and equity financings so long as he holds a minimum 10% interest in Rubicon on an undiluted basis;

•	McEwen agrees to vote or cause shares under his direct or indirect control to support the management and management proposed board slate for 2 years from the date of the closing of the Offering;

•
McEwen shall have the right to nominate one designee to be a member of the board of directors of Rubicon provided he and his associates and affiliates together hold at least 10% of the outstanding shares of Rubicon; and

•
Rubicon will spend a minimum of $5 million in Red Lake and $0.5 million on the Nevada properties in the first year following closing of the Offering and the Property Acquisitions, and will spend $5 million in the first two years on the Alaska properties. Future programs will be results dependent.

With the proceeds of the Offering, Rubicon now has approximately $24.7 million in working capital and holds commanding land positions in Red Lake, Ontario, and in Alaska and Nevada, U.S.A. Rubicon plans to complete a minimum of $8 million in exploration over the next 12 months on its properties, focused on Red Lake ($5 million), Alaska (minimum $2.5 million) and Nevada (approximately $500,000).

Evanachan, together with a partnership controlled by McEwen, now hold 45,892,857 shares, representing approximately 32.8% of its outstanding shares of Rubicon and Lexam Explorations Inc. holds 8,571,429 shares, representing approximately 6.1% of the outstanding shares of Rubicon.

ITEM 6 -	RELIANCE ON SUBSECTION 7.1(2) OR (3)OF NATIONAL INSTRUMENT 51-102

Not applicable

ITEM 7 -	OMITTED INFORMATION

Not applicable

ITEM 8 -	EXECUTIVE OFFICER

David W. Adamson, President (business telephone number: (604) 623-3333), is the officer of Rubicon knowledgeable about the details of this material change report.

ITEM 9 -	DATE OF REPORT

DATED at Vancouver, B.C. the 25th day of May, 2007.

Schedule

Definitive Agreement